August 16, 2019

Anthony Lombardo
President
Gryphon Resources, Inc.
3512 Desert Mesa Road
Roanoke, TX 76262

       Re: Gryphon Resources, Inc.
           Form 10-12G
           Filed July 3, 2019
           File No. 000-53371

Dear Mr. Lombardo:

        We issued comments to you on the above captioned filing on July 26, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 30, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Michael Killoy at 202-551-7576 or John Reynolds at 202-551-3795 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining